Exhibit 6

BENEFICIAL OWNER ELECTION FORM

INSTRUCTIONS

To [______________]:

The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the rights offering for units, each unit consisting of four ordinary shares, par value NIS 15.00, six Series 8 Warrants and five Series 9 Warrants (collectively, a “Unit”), of Tower Semiconductor Ltd. (the “Company”).

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the undersigned acknowledges that this form must be completed and returned such that it will actually be received by you by 5:00 p.m., Eastern Daylight Time, on June 26, 2013, the last business day prior to the scheduled expiration date of the Subscription Rights Offering of June 27, 2013.

This will instruct you whether to exercise Subscription Rights to purchase Units distributed with respect to either the Ordinary Shares or Series J Warrants, as applicable, held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Prospectus Supplement and the related “Instructions as to Use of Subscription Rights Certificates.”

Box 1. ☐  Please DO NOT EXERCISE SUBSCRIPTION RIGHTS for Units.

Box 2. ☐  Please EXERCISE SUBSCRIPTION RIGHTS for Units as set forth below.

The number of Subscription Rights for which the undersigned gives instructions for exercise should not exceed the number of Subscription Rights that the undersigned is entitled to exercise.

	Number of Units	Per Share Subscription Price		Total Payment
Subscription Rights:	x	$20.00	=	$

Box 3. ☐  Payment in the following amount is enclosed $_____________ .

Box 4. ☐  Please deduct payment from the following account maintained by you as follows:

Type of Account		Account No.

Amount to be deducted:	$

Date:

Signature(s)

Please type or print name(s) below